Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the consolidated financial statements of the Company prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of audited consolidated statements of comprehensive income:

	For the year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Reconciliation of net income in the consolidated statements of comprehensive income
Net income as reported under U.S. GAAP	1,925,409	1,623,349
IFRS adjustments:
Preferred shares (Note a)	(17,001)	301,695
Leases (Note b)	(1,573)	1,517
Share-based compensations (Note c)	(65,524)	(16,985)

Net income as reported under IFRS	1,841,311	1,909,576

Reconciliation of audited consolidated balance sheets:

	As of December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Reconciliation of total equity in the consolidated balance sheets
Total equity as reported under U.S. GAAP	23,414,305	23,269,121
IFRS adjustments:
Preferred shares (Note a)	1,182,018	1,693,068
Leases (Note b)	(9,536)	(8,019)

Total equity as reported under IFRS	24,586,787	24,954,170

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules. The Reconciliation Statement was prepared based on the Company’s consolidated financial information for the year ended December 31, 2024 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRS. The adjustments reflect the differences between the Company’s accounting policies under U.S. GAAP and IFRS.

(a) Preferred Shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity, which is subsequently accreted to the amount which equals to redemption value of each series of preferred shares.

Under IFRS, the preferred shares, which are redeemable at the option of the holder, represent a financial liability. And the financial liability is measured at fair value and changes in the fair value are reflected in the consolidated statements of comprehensive income. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability shall be presented in the consolidated balance sheets as accumulated other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in the consolidated statements of comprehensive income.

Accordingly, the reconciliation includes a fair value profit change of RMB17.00 million (negative) and RMB301.70 million recognized in the consolidated statements of comprehensive income for each of the years ended December 31, 2023 and 2024, respectively. The reconciliation also includes the difference between mezzanine equity and financial liabilities under IFRS of RMB1,182.02 million and RMB1,693.07 million as at December 31, 2023 and 2024, respectively.

(b) Leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed to IFRS which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive income of RMB1.57 million (negative) and RMB1.52 million for each of the years ended December 31, 2023 and 2024. The reconciliation also includes a difference in total equity of RMB9.54 million (negative)and RMB8.02 million (negative) as at December 31, 2023 and 2024, respectively.

(c) Share-based Compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive income of RMB65.52 million (negative) and RMB16.99 million (negative) for the years ended December 31, 2023 and 2024, respectively.